July 25, 1997

Palco, Inc.
Att. Pat Lanzillo
3119 Oakland Shores Dr.
Ft. Lauderdale, Fl.  33309

Dear Mr. Lanzillo

This "Letter of Intent" is for Olympus Ventures, Inc. (OVIS), to enter into a contract for the Acquisition of Palco, Inc. (Hardcore Sports Wear, Inc.).

OVIS has agreed to:

1.   Purchase Palco, Inc. for the amount of $750,000.

2. Pay to Palco, Inc., the amount of $25,000 in cash and issue a one year note for $725,000 convertible to OVIS common stock at $1.00 per share; i.e., issue 725,000 shares if valued at $1.00 or greater. If at the end of the Twelfth month the OVIS stock value is less than $1.00, OVIS will give an additional $50.000 in cash and the balance of $675,000 will be issued in OVIS common stock at the current market value.

3. In the event that the OVIS common stock is less than $1.00 at the end of one year, the difference will either be paid in cash or additional shares, at the company's option to the holder of the note.

4. Pat Lanzillo shall receive an employment contract for four years (with a gross salary of $104,000). An executive stock option plan will be given in a separate stock option contract.

5. Pat Lanzillo will receive a monthly car allowance which will include (Loan Payment/Lease Payment and Insurance.)

6.   Pat Lanzillo will have a seat on the OVIS Board of Directors.

7. Pat Lanzillo will receive a 2-1/2% sales commission which will be based on the gross sales of Palco, Inc. Gross profit margin must maintain 35% or Higher.


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8.   Pat  Lanzillo  will remain as President  of Palco,  Inc.,  and /or Hardcore
     Sports Wear ,Inc., and report directly to Gary R. Morgan

9.   Supply all necessary inventory for expansion.

10.  Make funds available for advertising and promotion as needed.


It is also OVIS' understanding that Palco, Inc. (Hardcore Sports Wear, Inc.) Agrees to;

1. Furnish two years of audited financial. Cost of audit to be shared equally by both parties.

2.   Furnish an inventory/equipment list sign off by outside appraiser.

3. Furnish a list of all trademarks which have been issued or are in process of issuance, said items will remain with Palco, Inc.

4.   Supply a list of all current retail outlets and current inventories.

5. Provide a computer access to accounts receivables, accounts payables, inventory and work in progress

6.   Provide proof of the following;

     a.   Corporation in good standing
     b.   All state and federal payroll taxes are current
     c.   All sales taxes are current
     d.   All occupational licenses are current
     e.   Rent status

7.   Provide all corporate documents on Palco, Inc., and/or all other holdings.

8.   Provide copies of all insurance policies.

9.   Provide a list of co-ownership equipment.

10. Pat Lanzillo will not be in competition with OVIS as long as employed by OVIS or until three years after he has resigned from the company, providing that it is his choice of resigning.


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If both parties agree and accept the  principles  listed above,  then a contract shall be constructed and provided to Palco, Inc. Within 60 days of the signing of this "Letter of Intent" by OVIS.


Regards


/s/  Gary R. Morgan
------------------------------
Gary R. Morgan
C.E.O.

                                            Accepted by:  Pat Lanzillo

                                            /s/  Pat Lanzillo
                                            ------------------------------------


--------------------------------------------------------------------------------
    Olympus Ventures, Inc. 3418 North Ocean Blvd. Fort Lauderdale, FL 33308
                         954 565-9292 Fax 954 565-8894



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